Exhibit 99.1

Press Release

Sanofi and CD&R close Opella transaction, create global consumer healthcare leader

Paris, April 30, 2025. Opella today becomes an independent global leader in consumer healthcare, marking a pivotal step in Sanofi’s strategy. Sanofi announces today the closing of the sale to CD&R of a 50.0% controlling stake of its consumer healthcare business Opella. Sanofi retains a significant shareholding of Opella with a 48.2% stake. Bpifrance will own a 1.8% stake in Opella and will join the Board. The transaction was completed on the terms previously disclosed. Sanofi has received total net cash proceeds of around €10 billion.

Sanofi is now a pure-play biopharma, strategically focused on pushing the boundaries of science and leveraging cutting-edge research to deliver breakthrough medicines and vaccines.

Paul Hudson

Chief Executive Officer, Sanofi

“We have full confidence in Opella’s future as a new independent champion. Built on the strength of its talented teams, deep consumer understanding, and international reach, Opella is perfectly positioned for long-term success. With the support of CD&R—renowned for its expertise in the consumer and healthcare sectors and its commitment to people, communities, and sustainability, Opella is ready to grow and thrive. This new chapter marks the beginning of a promising journey for a company we believe in deeply.”

Eric Rouzier

Partner and Head of European Healthcare, CD&R

“This is an exciting opportunity for CD&R to support Opella in building a French headquartered, global consumer health champion. Opella stands out through the strength of its brands and the expertise of its people. CD&R brings complementary experience in the consumer health sector, along with operational insight and long-term capital, to help accelerate Opella’s growth. We are committed to supporting Opella’s continued development, both in France and abroad and to better serving employees, consumers, and patients alike.”

Julie Van Ongevalle

President and Chief Executive Officer, Opella

“Reaching this milestone is an exciting moment in Opella’s journey. Through significant transformations, we have become one of the largest global players in our sector, bringing innovation to over half a billion consumers worldwide. We are ready to unlock Opella’s full potential, drive value creation, and leverage our teams’ exceptional talent to become a leader in the fast-moving consumer healthcare space.”

Headquartered in France, Opella employs over 11,000 talented and passionate people, operates in 100 countries with 13 best-in-class and strategic manufacturing sites and four science and innovation development centers. With a portfolio of iconic brands, such as Allegra, Doliprane, and Dulcolax, Opella is already the third-largest business worldwide in the over-the-counter and vitamins, minerals & supplements market (OTC & VMS), serving more than half a billion consumers worldwide. Opella operates in a fast-growing industry driven by sustainable long-term trends, such as an aging population, rising income levels, and greater health and well-being awareness.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY.

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Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Victor Rouault | +33 6 70 93 71 40 | victor.rouault@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | +1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | +1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, business transformations, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “potential”, “outlook”, “guidance” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, those inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. More specifically regarding the transaction described above, these risks and uncertainties include among other things the possibility that the expected strategic benefits, synergies or opportunities from the transaction may not be realized, or may take longer to realize than expected, or potential adverse reactions to the proposed transaction by customers, suppliers, strategic partners or key Sanofi or Opella employees. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

All trademarks mentioned in this press release are the property of the Opella group.

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